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                                                                    EXHIBIT 99.1



                   CASCADES REVISES ITS SECOND QUARTER RESULTS

KINGSEY FALLS, QUEBEC, SEPTEMBER 24, 2003 -- Cascades Inc. ("Cascades") (Symbol:
CAS-TSX) reports that an error was made in the calculation of the foreign exchange gain on U.S. denominated debts in its financial statements for the quarter ended June 30, 2003. The $43 million after-tax foreign exchange gain for the quarter ended June 30, 2003 should have been a gain of $32 million. For the six-month period ended June 30, 2003, the after-tax foreign exchange gain on U.S. denominated debts should have been $48 million instead of the $59 million reported.

Restated net earnings for the quarter ended June 30, 2003 were $29 million ($0.36 per share) instead of the reported $40 million ($0.49 per share). For the six-month period ended June 30, 2003, restated net earnings were $45 million ($0.55 per share) instead of the reported $56 million ($0.68 per share).

The restatement on foreign exchange gain on U.S. denominated debts has no impact on foreign exchange gains or losses on export sales or on the operating income of Cascades. Net earnings excluding unusual items and the foreign exchange gain on U.S. denominated debts remain unchanged at $4 million ($0.05 per share) for the quarter and $15 million ($0.18 per share) for the six-month period ended June 30, 2003.

CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS NEARLY 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS OF EXPERIENCE IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

                                      -30-

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FOR FURTHER INFORMATION:                            SOURCE:

Mr. Stephane Mailhot                                Mr. Andre Belzile
Director, Corporate Communications                  Vice-President and Chief Financial Officer
Cascades Inc.                                       Cascades Inc.
(819) 363-5161                                      (819) 363-5168
STEPHANE_MAILHOT@CASCADES.COM                       ABELZILE@CASCADES.COM

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
MARC_JASMIN@CASCADES.COM


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